AMTD Global Markets Limited

23/F-25/F Nexxus Building

41 Connaught Road Central

Hong Kong

VIA EDGAR

July 6, 2022

Ms. Susan Block

Mr. John Stickel

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1, as amended (File No. 333- 256322)

Ladies and Gentlemen:

We hereby join AMTD Digital Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on July 14, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 895 copies of the Company’s preliminary prospectus dated June 7, 2021, as latest amended on June 23, 2022, were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

AMTD Global Markets Limited

By:	/s/ Cheung Ming Lin
Name:	Cheung Ming Lin
Title:	Managing Director,
Head of Advisory and ECM

[Signature Page to Acceleration Request Letter]